Press Release

FOR IMMEDIATE RELEASE

LABOPHARM’S NOVEL TRAZODONE FORMULATION SUBJECT OF
PUBLICATION IN PEER-REVIEWED MEDICAL JOURNAL

LAVAL, Québec (November 10, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced an article has been published in the international journal of neuropsychiatric medicine, CNS Spectrums October, 2009 issue (www.cnsspectrums.com), citing the potential benefit of its novel trazodone formulation, which contains Contramid®. Labopharm’s Contramid is the clinically validated proprietary technology that controls the release of active substances from oral medications to optimize drug delivery.

The article is authored by Dr. Stephen Stahl, adjunct professor of psychiatry, University of California, San Diego School of Medicine as part of a series entitled Trends in Psychopharmacology, the Mechanism of Action of Trazodone: A Multifunctional Drug.

"Although trazodone has traditionally been used as a low dose hypnotic, a new controlled release formulation that has the potential to improve the tolerability of high doses may provide an opportunity to revisit this multifunctional drug as an antidepressant as well," writes Dr. Stahl in the article’s abstract.

The article states that high doses of trazodone must be delivered to take advantage of the multifunctional activity of the drug. Contramid technology contained within the controlled-release trazodone tablet is designed to maintain plasma concentrations of the drug at levels high enough to inhibit serotonin re-uptake, providing antidepressant effects, while simultaneously blocking 5HT2A and 5-HT2C receptors. Blocking these receptors is thought to avoid side effects such as sexual dysfunction, weight gain and development or exacerbation of anxiety often seen with other antidepressant drugs. Controlled-release trazodone containing Contramid was designed to avoid peak blood levels of trazodone associated with multiple administrations of immediate-release formulations. Such peak levels are thought to affect tolerability and possibly result in the intolerable sedation seen in some patients.

"Controlled-release trazodone should theoretically allow adequate dose escalation to administer high doses for antidepressant action while avoiding sedation of the immediate release formulation," concludes Dr. Stahl. "As an antidepressant, the new trazodone formulation should be as effective as selective serotonin reuptake inhibitors (SSRIs) and serotonin norepinephrine reuptake inhibitors (SNRIs), yet as a serotonin antagonist reuptake inhibitor (SARI), have a low incidence of anxiety, insomnia and sexual dysfunction."

The efficacy and safety profile of Labopharm’s controlled release trazodone formulation has been demonstrated in a placebo-controlled phase III study, the results of which were discussed in a separate article entitled Extended Release Trazodone in Major Depressive Disorder: A Randomized, Double-Blind, Placebo-Controlled Study, which was published in the May 2009 issue of the peer-reviewed journal Psychiatry (Edgemont) (Volume 6, Number 5) (www.psychiatrymmc.com).

About Labopharm’s Novel Trazodone Formulation

Major depressive disorder (MDD) is a common mental illness often characterized by a combination of symptoms that interfere with a person's ability to work, sleep, study, eat, and enjoy once-pleasurable activities. Treating MDD with antidepressants is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Frequently cited reasons for discontinuing therapy include suboptimal efficacy on depression symptoms, exacerbation of sleep disturbance, increased agitation, slow onset of action, sexual dysfunction and weight gain.

Trazodone is a serotonin antagonist reuptake inhibitor (SARI) with proven efficacy as an antidepressant. Labopharm’s novel formulation of trazodone is a controlled release formulation designed to optimize the efficacy of trazodone, and address the major challenges in treating depression.

Labopharm’s trazodone formulation is currently under regulatory review in both the United States and Canada.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com